Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED NOVEMBER 13, 2012

TO PROSPECTUS DATED APRIL 27, 2012

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 27, 2012, and the Sticker Supplements dated June 18, 2012, July 26, 2012, and August 21, 2012. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of November 13, 2012.

RECENT DEVELOPMENTS

Acquisitions

Retail Centers in Germany

As previously disclosed in our sticker supplement dated August 21, 2012, we entered into a purchase and sale agreement on August 3, 2012 (the “PSA”) to acquire a portfolio of four neighborhood retail centers totaling 121,295 square feet, located in Western Germany, in the metropolitan areas of Worms, Gütersloh, Hannover and Bremerhaven (each a “Center” and any two or more collectively, “Centers”). On September 27, 2012, through our subsidiary, GIT Worms, S.à r.l., a Luxembourg private limited liability company (the “Subsidiary Owner”), we closed on the acquisition of a fee simple interest in the Centers located in Worms and Gütersloh from REPCO 2 S.A. and REPCO 8 S.A., respectively, neither of which seller is affiliated with us or our affiliates. The total purchase price for the Worms Center and the Gütersloh Center was 4.4 million euros and 2.925 million euros, respectively, for an aggregate purchase price of 7.325 million euros ($9.427 million, based on an exchange rate of $1.287 per euro as of the date of acquisition), exclusive of acquisition fees and expenses of approximately $0.9 million (including the Investment Services Fee payable to our advisor).

Worms, Germany is an industrial city located in the Rhine Neckar area of Germany on the Rhine River, approximately 50 miles south of Frankfurt. The Worms Center is located in the city’s main retail area for large scale retail warehouses. Constructed in 2007, the Worms Center consists of two multi-tenant buildings having a total net rentable area of 41,944 square feet, which is currently fully occupied and leased to six tenants, and 148 parking spaces. This Center is anchored by a strong food retailer, Lidl, a German global discount supermarket chain, which leases 15,068 square feet, or approximately 36% of the Worm Center’s net rentable area, under a lease agreement that expires in December 2019. The annual base rent under the lease agreement is currently 146,604 euros (approximately $187,400, using an exchange rate of $1.287 per euro). The Worms Center’s remaining rentable area is leased to five complementary non-food retailers, none of which individually leases more than 10% of the Center’s net rentable space.

Gütersloh, Germany, also an industrial city, is located in the North Rhine-Westphalia region of Germany, approximately 80 miles northeast of Dusseldorf. The Gütersloh Center serves various surrounding residential developments. Constructed in 2007, the Gütersloh Center consists of one single-tenant building having an aggregate net leasable area totaling approximately 19,375 square feet, and 196 parking spaces. The Center is 100% leased to Rewe, a prominent food retailer, under a lease agreement that expires in May 2022. The annual base rent under the lease agreement is currently 270,000 euros (approximately $345,000, using an exchange rate of $1.287). The lease agreement provides Rewe with three, five-year renewals.

The estimated acquisition capitalization rate, or “cap rate”, for the Worms Center and the Gütersloh Center was approximately 8.9%. We determine the cap rate by dividing (i) the retail Centers’ projected annualized net operating income as of the date of acquisition, by (ii) the purchase price for the Centers, excluding the Investment Services Fee and closing costs. Projected annualized net operating income includes various assumptions, including, but not limited to, the assumption that in-place tenants will continue to perform under their existing lease agreements throughout the 12 month period immediately following the acquisition of the Centers. Actual future results of each Center may differ materially from the amounts used in the calculation of our estimated cap rate for the Centers.

On August 3, 2012, in connection with the entrance into the PSA for the acquisition of the Centers, our Subsidiary Owner entered into a loan agreement (the “Loan Agreement”) with Bayerische Landesbank, a German bank

(the “Lender”), providing for a senior secured loan (the “Loan”) in the aggregate principal amount of approximately 8.682 million euros (or approximately $11.2 million, using an exchange rate of $1.287 per euro). The Loan contains four draw provisions pursuant to which we may borrow up to 60% of the purchase price of each Center. On September 27, 2012, in connection with the acquisitions of the Worms Center and the Gütersloh Center, we drew down on the Loan approximately 2.810 million euros ($3.6 million), and approximately 1.752 million euros ($2.3 million) to finance the acquisition of the Worms Center and the Gütersloh Center, respectively, for an aggregate amount of approximately 4.562 million euros ($5.871 million, based on an exchange rate of $1.287 per euro as of the date of the acquisitions). The balance of the aggregate purchase price of the Worms Center and the Gütersloh Center was funded from with the proceeds of the current offering of our common stock.

Under the Loan Agreement, the per annum interest rate is calculated separately with respect to each draw, and the Subsidiary Owner can elect from two interest options. Interest on the current outstanding principal balance of the Loan accrues at the fixed rate of 2.98% per annum for the draw relating to the Worms Center, and 3.17% per annum on the draw relating to the Gütersloh Center. Interest-only payments are payable semi-annually in arrears, on January 15 and July 15 of each year, during the first five years of the Loan. Commencing on January 15, 2018, amortized semi-annual payments of principal become due and payable as follows: January 15, 2018 – 1.25% of the original loan balance; July 15, 2018 – 1.25% of the original loan balance; January 15, 2019 – 1.5% of the original loan balance; and July 15, 2019 – 1.5% of the original loan balance.

The Loan has a seven year term, and matures and becomes due and payable in full on August 1, 2019. As of September 30, 2012, approximately $5.9 million was outstanding under the Loan. The aggregate outstanding principal balance on the maturity date is estimated to be 4.3 million euros for the Worms Center and the Gütersloh Center (approximately $5.5 million, assuming the same exchange rate of $1.287 per euro). In the case of a sale of the Worms Center and/or the Gütersloh Center, or the early payment of proportionate Loan amounts, the Subsidiary Owner shall pay an amount equal to approximately 3.4 million euros, (approximately $4.4 million, based on an exchange rate of $1.287 per euro) with respect to the sale or early payment of the Worms Center, and approximately 2.1 million euros (approximately $2.7 million, based on an exchange rate of $1.287 per euro) with respect to the Gütersloh Center. The Subsidiary Owner has also agreed to indemnify the Lender for any losses the Lender incurs, including prepayment fees that the Lender has to pay for the early (partial) cancellation of the refinancing of loan amounts for which fixed interest rates have already been agreed on, which have to be repaid due to the sale of a Center.

Lender has a security interest in the real property, improvements and personal property of the Worms Center and the Gütersloh Center, together with an assignment of rents, and a cash sweep account established with the Lender to be utilized in the event of certain interest coverage and loan to value ratios are not met. Testing of the financial covenants under the Loan will begin in 2013.

An arrangement fee in the aggregate amount of approximately 87,000 euros (approximately $112,000 based on an exchange rate of $1.287 per euro) is payable in connection with the Loan, including a total of approximately 43,350 euros (approximately $58,000) relating to the Worms Center and the Gütersloh Center. In addition, there is also a commitment fee of 0.7% per annum for the undrawn portion of the Loan commencing from the third month following execution of the Loan Agreement. The Loan Agreement contains customary events of default relating to the Subsidiary Owner as borrower. The Loan Agreement is governed by the law of Germany, and contains affirmative, negative and financial covenants customary for this type of loan under German law.

Real estate taxes for the year ended December 31, 2011 for the Worms Center and Gütersloh Center were 7,070 euros and 5,515 euros, respectively (approximately $9,100 and $7,100, respectively, based on an exchange rate of $1.287 per euro). For U.S. federal tax purposes, the depreciable basis of the Worms Center is expected to be approximately $5.3 million, and approximately $3.5 million for the Gütersloh Center. Generally, we calculate depreciation expense for U.S. federal income tax purposes by using the straight line method and we depreciate buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

We believe the Worms Center and the Gütersloh Center are suitable for their intended use, and are adequately covered by insurance. Management of our advisor currently has no plans for significant renovations or other capital improvements at the Worms Center or the Gütersloh Center.

An affiliate of MGPA Advisory, a sub-advisor to our advisor, will serve as our sub-property manager for the Centers, and concurrently with the acquisition of the Worms Center and the Gütersloh Center, the Subsidiary Owner entered into a property management agreement with the sub-property manager. Our Subsidiary Owner may not terminate the engagement of the sub-property manager without the Lender’s consent.

The Worms Center and the Gütersloh Center are subject to competition from similar properties within their respective market areas and the economic performance of each Center could be affected by changes in local economic conditions. In evaluating the Centers for acquisition, we considered a variety of factors, including, among other things, location, functionality and property condition, price per square foot, replacement cost, the creditworthiness of tenants, length of lease terms and other provisions of in-place leases, population growth and market fundamentals such as regional and local economic conditions, economic diversity, unemployment rates, and absorption rates and occupancy rates for similar properties in the market area.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual rent per leased square foot for the Worms Center and the Gütersloh Center, on an aggregate basis, during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft.(1)
		EURO	USD
2007	80%	10.88	$14.00
2008	100%	11.70	$15.06
2009	100%	11.70	$15.06
2010	100%	11.70	$15.06
2011	100%	11.70	$15.06

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rental revenue by the weighted average square footage leased during such year. The periods presented are prior to our ownership. As such, we do not have the records available to us for all such periods to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual rent per leased square foot amounts could be lower than those amounts disclosed above. All euro amounts were translated to USD at $1.287 per euro.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2022 and thereafter for the Worms Center and the Gütersloh Center as of December 31, 2011. The table shows the approximate annualized base rent and percentage of annualized rent represented by the leases at their expiration dates.

Year of Expiration(1)	Number of Leases	Approximate Square Feet	Percent of Total Leaseable Area	Base Annual Rental Income of Expiring Leases(2)(3)	Percentage of Annual Rents

Remainder of 2012
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	5	26,876	44%	$387,529	42%
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	1	15,068	24%	188,679	20%
2020	—	—	—		—
2021	—	—	—		—
2022	1	19,375	32%	347,490	38%

Total	7	61,319	100%	$923,699	100%

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.
(2)	Represents current base rent, excluding tenant reimbursements, multiplied by 12. (Base rent as of the final month prior to expiration cannot presently be determined because rent increases are generally based on market.) Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.
(3)	Based on an exchange rate of $1.287 per euro, as of the acquisition date.

In connection with the acquisition of the Worms Center and the Gütersloh Center, our subsidiaries incurred an Investment Services Fee, payable to MGPA Advisory, in the amount of approximately $174,000, representing 1.85% of the purchase price of these Centers.

Industrial Property in Jacksonville, Florida

As previously disclosed in our sticker supplement dated July 26, 2012, we entered into a purchase and sale agreement on July 18, 2012 (the “Jacksonville Property PSA”) to acquire, from Imeson West I, LLC, an unaffiliated seller (the “Seller”), a single-tenant Class A bulk industrial building constructed in 2008, totaling 817,632 square feet, plus 166 parking spaces, situated on a 53-acre site within Imeson International Industrial Park, a 1,500 acre master planned industrial park Industrial Park in Jacksonville, Florida (the “Jacksonville Property”). On October 12, 2012, through GIT Imeson Park FL, LLC, a wholly owned subsidiary of our Operating Partnership (the “Subsidiary Buyer”), we closed on the acquisition and acquired a fee simple interest in the Jacksonville Property.

The Jacksonville Property is 100% leased to Samsonite, LLC, formerly known as Samsonite Corporation, a subsidiary of Samsonite International, S.A., the world’s largest travel luggage company (individually, or collectively, “Samsonite”), and currently serves as Samsonite’s primary North American distribution center. Under the terms of a non-cancelable, triple-net lease, the current annual base rent on the Jacksonville Property is approximately $3.5 million, payable monthly, in the approximate amount of $292,000. During the balance of the initial term of the lease, there remain two fixed rental increases of 12.6% to approximately $328,000 per month commencing on March 1, 2014, and 6.7% to approximately $350,000 per month commencing on March 1, 2017. The lease on the Jacksonville Property has over five years remaining on its 10-year initial term, which expires in February 2018. The lease is subject to two optional renewal periods of five years each, with rental payments for such terms equal to the greater of (i) market rent, or (ii) approximately $350,000 per month for the first extension term, and approximately $390,000 per month for the second extension term. Samsonite is directly responsible for the payment of all real estate taxes, insurance and utilities on the Jacksonville Property. Samsonite is also responsible for reimbursing us for common area maintenance expenses and property management fees.

The total purchase price for the Jacksonville Property was $42.5 million, exclusive of closing costs. We funded approximately $26.7 million of the purchase price through the Subsidiary Buyer’s assumption of the existing first mortgage on the property (the “Existing Mortgage”) held by Thrivent Financial for Lutherans (“Thrivent”). The balance of the purchase price and closing costs was funded from net proceeds of our current public offering. Thrivent provided its consent to the assumption by the Subsidiary Buyer of the Existing Mortgage, subject to various terms and conditions, including those provided in an escrow agreement (the “Escrow Agreement”) between Thrivent, the Subsidiary Buyer, the Seller, and Interlachen Portfolio Management Company, LLC, as escrow agent (“Interlachen”). Under the Escrow Agreement, the Seller agreed to pay to Interlachen, as escrow agent, $1.0 million from the net sales proceeds of the closing of our purchase of the Jacksonville Property (the “Escrowed Funds”). Upon the occurrence of certain events relative to Samsonite’s lease, Interlachen will release the Escrowed Funds to the Seller; provided, however, if Samsonite does not exercise its right to extend its lease through January 31, 2023, and certain other conditions are met, the Escrowed Funds will be released to the Subsidiary Buyer pursuant to the terms of the Escrow Agreement.

The Existing Mortgage originated in August 2007 and bears interest at a fixed rate of 6.08%. As of the acquisition on October 12, 2012, the outstanding principal balance was $26.7 million. Monthly principal and interest payments in the amount of $187,319, based on a 25-year amortization, are required until the maturity date of September 1, 2023. The Existing Mortgage may be prepaid, in full but not in part, after September 1, 2013, subject to a reinvestment charge for any prepayment occurring sooner than six months before maturity. Any prepayment of all or any portion of the principal balance of the loan before September 1, 2013, will give rise to a default prepayment premium equal to the greater of (i) ten percent (10%) of the outstanding principal balance then outstanding, or the reinvestment change, whichever is greater. Assuming no prepayment of the Existing Mortgage is made, the outstanding principal balance due and payable in full at maturity is anticipated to be approximately $17.3 million.

The loan is collateralized by a mortgage and security agreement, an assignment of interest and rents under the lease with Samsonite, and an assignment of the Subsidiary Buyer’s interest in certain management agreements, providing Thrivent with a first priority security interest in the Jacksonville Property. The Existing Mortgage generally is nonrecourse to the Subsidiary Buyer. The Company has guaranteed the loan. The Existing Mortgage documents contain customary affirmative, negative and financial covenants, agreements, representations and warranties, and events of default, all as set forth in the loan documents.

We believe the Jacksonville Property is suitable for its intended use and is adequately covered by insurance. Management of our advisor currently has no plans for significant renovations or other capital improvements at this property. The Jacksonville Property will be managed by our property manager.

Real estate taxes assessed for the year ended December 31, 2011 (the most recent tax year for which information is generally available) were $421,152, calculated by multiplying the property assessed value by the applicable tax millage rates ranging from .00345 to 1.00353 per $100 of assessed value by the applicable taxing authorities.

For U.S. federal tax purposes, the depreciable basis in the Jacksonville Property is expected to be approximately $38.1 million. Generally, we calculate depreciation expense for U.S. federal income tax purposes by using the straight line method. We depreciate buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

The acquisition capitalization rate, or “cap rate”, for the Jacksonville Property was 8.2%. We determine the going-in cap rate by dividing the Jacksonville Property’s projected annualized net operating income as of the date of acquisition by the purchase price for the property, excluding the Investment Services Fee and closing costs. For this purpose, net operating income consists of rental income and expense reimbursements from the in-place lease reduced by property operating expenses. The projected net operating income includes assumptions including, but not limited to, the assumption that Samsonite will continue to perform under its lease agreement during the 12 months following our acquisition of the Jacksonville Property. Actual future results may differ materially from the amounts used in calculating the estimated cap rate.

In determining to acquire the Jacksonville Property, we considered various factors. Among the factors considered were the property’s location, the quality of the property, the tenant and the in-place lease, and the Jacksonville Property’s size, strategic location, intermodal infrastructure, diverse economic base, modest construction costs, favorable business environment, and the market for industrial properties. Located in the northeast corner of Florida, Jacksonville, with a Metropolitan Statistical Area (“MSA”) comprised of five counties having an estimated population of 1.3 million, is a gateway to Florida and the rest of the Southeastern United States, providing access to growing domestic markets, as there are approximately 45 million people within an eight hour drive of Jacksonville and approximately 60% of the U.S. population (approximately 179 million people) within a 24-hour drive.

In addition, several industry clusters have emerged in Jacksonville, including supply chain logistics, finance and insurance, aviation and aerospace, information technology, life sciences, advanced manufacturing and corporate headquarters (national, regional and divisional). For companies such as Samsonite that depend on supply chain logistics and intermodal capacity, Jacksonville is an attractive destination. The Jacksonville Property is centrally located within a short distance of Interstate 95, Interstate 295, three railways (CSX, Norfolk Southern and Florida East Coast), Jacksonville International Airport, and three regional airports, and has direct access to Jacksonville Port Authority (JAXPORT), a large deep water port with three marine terminals.

The Jacksonville Property is subject to competition for properties and/or tenants in the market area in which the property is located, and the economic performance of the property could be affected by changes in local economic conditions.

In connection with our investment in the Jacksonville Property, we incurred an Investment Services Fee of approximately $786,300 thousand payable to our advisor, which is equal to 1.85% of the purchase price.

OUR INVESTMENTS

Our Revolving Credit Facility

The following is an addition to the section entitled “OUR INVESTMENTS – Our Revolving Credit Facility” on page 93 of the prospectus.

In June 2012, we modified our existing revolving line of credit (“Credit Facility”) to reduce the borrowing capacity from $35 million to $25 million. In connection with the modification, certain financial covenants, including the fixed charge coverage ratio, leverage ratio, and the minimum liquidity requirements, were modified. The modification did not change the remaining terms of the original Credit Facility. We wrote off approximately $0.05 million in unamortized loan costs as a result of the modification.

For the quarter ended September 30, 2012, we did not meet the minimum net equity raise requirement under the Credit Facility. On October 3, 2012, the lender waived this requirement for the quarter ended September 30, 2012. In connection with the waiver and in an effort to reduce our fees on the unused portion of the Credit Facility, we agreed to modify the Credit Facility down to $2.82 million. As of September 30, 2012 and November 13, 2012, $0.8 million and

$2.8 million, respectively, were outstanding under the Credit Facility. The September modification restricts, subject to certain exceptions, intercompany payments during an event of default, but otherwise does not change the other terms of the Credit Facility, as previously amended.

RISK FACTORS

Company Related Risks

The following risk factors are additions to “RISK FACTORS – Company Related Risks,” which begins on page 28 of the prospectus.

We have raised a limited amount of proceeds and have made a limited number of investments.

Based upon our operating history to date and our limited portfolio of investments, there can be no assurance that we will be able to achieve our investment objectives. On April 23, 2010, we commenced our Offering. During the period from the commencement of our Offering on such date to September 30, 2012, we accepted investors’ subscriptions for, and issued, approximately 5.7 million shares of our common stock in our Offering, representing gross offering proceeds of approximately $57.2 million. As of September 30, 2012, we have invested in six properties. If we are unable to raise substantial proceeds in our offerings, it will limit the amount of proceeds available to invest in properties and, therefore could have a material adverse effect on our results of operations, our ability to make distributions to our stockholders and our ability to meet our investment objectives.

We have experienced losses in the past and may experience similar losses in the future.

We incurred net operating losses for the two years ended December 31, 2011 and the nine months ended September 30, 2012. Our losses can be attributed, in part, to the initial startup costs and operating expenses incurred prior to making investments in properties. In addition, certain acquisition expenses funded from offering proceeds, as well as, depreciation and amortization expense, substantially reduced our income. Our operating costs to date have been partially funded with offering proceeds. We cannot assure you that we will be profitable in the future, that our properties will produce sufficient income to fund our operating expenses, or that we will maintain our current level of distributions to stockholders.

Risks Related to Our Business

The following risk factor is added at the end of the section entitled “RISK FACTORS – Risks Related to Our Business” beginning on page 35 of the prospectus.”

Until 18 months after we have completed our offering stage, we expect to use the price paid to acquire a share of our common stock in our most recent offering as the estimated per share value of our shares. Even when determining the estimated per share value of our common stock from and after 18 months after completion of our offering stage, the estimated per share value of our shares will be based upon a number of assumptions that may not be accurate or complete.

To assist Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in our offerings in providing information on customer account statements as provided by National Association of Securities Dealers (“NASD”) Rule 2340, we expect to disclose in each of our annual reports an estimated per share value of our common stock, the method by which the estimated per share value of our common stock was developed and the date of the data used to develop the estimated per share value of our common stock. In addition, our advisor will prepare annual statements of the estimated per share value of our common stock to assist fiduciaries of retirement plans subject to the annual reporting and valuation requirements of ERISA in the preparation of their reports relating to an investment in our shares. Our advisor intends to use the most recent price paid to acquire a share of our common stock in the primary offering (ignoring purchase price discounts for certain categories of purchasers) or a subsequent follow-on public offering as the estimated per share value of our common stock until 18 months after we have completed our offering stage (as defined below). Although this initial estimated per share value of our common stock will represent the most recent price at which most investors will purchase our shares, this estimated per share value of our common stock will likely differ from the price at which a stockholder could resell his or her shares because there will be no public trading market for the shares at that time and the estimated per share value of our common stock will not reflect, and will not be derived from, the fair market value of our assets, nor will it represent the amount of net proceeds that would result from an immediate liquidation of our assets. We will consider our offering stage complete on the first date that we are no longer publicly offering equity securities that are not listed on a national securities exchange, whether through this offering or an additional follow-on public offering, provided we have not filed a registration statement for an additional follow-on public offering as of such date (for purposes of this definition, we do not consider “public offerings” to include offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, if any). If our board of directors determines that it is in our best interest, we may conduct additional follow-on offerings upon the termination of this offering. Our articles do not restrict our ability to conduct offerings in the future.

When determining the estimated per share value of our common stock from and after 18 months after the completion of our offering stage, our advisor, or another firm chosen for that purpose, will estimate the per share value of our common stock based upon a number of assumptions that may not be accurate or complete, and our board of directors will approve such estimated per share value of our common stock. There is no guarantee that such estimated per share value will equal or exceed, or not be substantially less than, the per share amount paid by investors in our offering.

Proposed changes to FINRA rules and regulations, as well as requirements of participating broker dealers, could have a material impact on when we initially publish our estimated per share value and, in the event we are required to publish such estimated value prior to completion of our offering stage, such action could impact the price at which our shares are offered and our ability to raise capital through our offerings.

In March 2012, FINRA requested public comment through April 11, 2012 on its proposed amendment to the NASD Rule 2340 to require that per share estimated values of non-traded REITs be reported on customer account statements and modify the account statement disclosures that accompany the per share estimated value. Due to the fact that the managing dealer and participating brokers selling our common stock in our offering are subject to FINRA rules and regulations, any significant changes to Rule 2340 or their firms’ policies could have a material impact on when we initially publish our estimated per share value. In the event we are required to publish such estimated value prior to completion of our offerings, including any follow-on offering, if any, such action would affect the price at which our shares are offered and our ability to raise capital through our offerings.

PRIOR PERFORMANCE SUMMARY

The following is a new subsection to be added to the end of the section entitled “PRIOR PERFORMANCE SUMMARY,” which begins on page 98 of the prospectus.

Recent Developments

In July 2012, CNL Lifestyle Properties, Inc. conducted a detailed analysis to estimate its estimated net asset value (“NAV”) on a per share basis to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. As of August 1, 2012, the board of directors of CNL Lifestyle Properties, Inc. determined that the estimated NAV per share was $7.31, as compared to the original $10.00 per share offering price. In determining an estimated fair value of CNL Lifestyle Properties, Inc.’s shares, the board of directors considered various analyses and information, a portion of which was provided by CNL Lifestyle Properties, Inc.’s advisor. In preparing its value estimate, CNL Lifestyle Properties, Inc. also consulted an independent valuation advisor.

Beginning in the first fiscal quarter of 2012, the board of directors of CNL Lifestyle Properties, Inc. approved redemptions under its redemption plan up to $1.75 million per calendar quarter.

In August 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an increase of the redemption amount from $1.75 million per calendar quarter to the lesser of (i) $3.0 million or (ii) the amount of aggregate proceeds available under CNL Lifestyle Properties, Inc.’s reinvestment plan, effective third quarter of 2012. In addition, effective August 9, 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an amendment to the redemption plan pursuant to which stockholders may redeem all or not less than 25% of their shares at varying percentages of CNL Lifestyle Properties, Inc.’s estimated fair value per share as determined by the board of directors applicable on the date of the redemption request based on the number of years the stockholder held the shares.

Caution Concerning Forward-Looking Statements

Certain statements in this Sticker Supplement constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimated per share value of the Company’s common stock, and other matters.

The Company’s forward-looking statements are not guarantees of future performance, and stockholders are cautioned not to place undue reliance on any forward-looking statements. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements include, but not limited to, the factors listed and described herein under “Risk Factors,” in the prospectus dated April 27, 2012, in the Sticker Supplement dated August 21, 2012, in the Quarterly Report on Form 10-Q, as filed with the U.S. Securities and Exchange Commission on August 14, 2012, in the Company’s Annual Report on Form 10-K, as filed with the Commission on March 14, 2012, and in other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Such factors include, but are not limited to, government regulation, economic, strategic, political and social conditions, and the following: risks associated with the Company’s investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in the Company’s offering of its shares, including the limited number of investments made; risks of doing business internationally, including currency risks; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; the Company’s ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to property expansions and renovations; competition for properties and/or tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; material adverse actions or omissions by any joint venture partners; consequences of our net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to qualify for and maintain the Company’s REIT qualification; and the Company’s ability to protect its intellectual property and the value of its brand.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; the Company undertakes no obligation to, and expressly disclaims any obligation to, update or revise its forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.